April 30, 2026

Nicholas A. Saccomano
President and Chief Executive Officer
OnKure Therapeutics, Inc.
6707 Winchester Circle, Suite 400
Boulder, CO 80301

       Re: OnKure Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 24, 2026
           File No. 333-295304
Dear Nicholas A. Saccomano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Phillip McGill